UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”) and the articles of association of Macrocure Ltd. (the “Company”), as amended (the “Articles”), the Company hereby notifies its shareholders that it will hold a special general meeting of shareholders (the “Meeting”) at the Company’s offices, located at 25 Hasivim Street Petach Tikva 4959383, Israel, on Wednesday, November 5, 2014 at 3:00 p.m., Israel time.

The Meeting is being called for the following purposes:

(1)	to ratify the election of each of (a) Ms. Katherine Wolf and (b) Mr. Yuval Yanai as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law; and

(2)
conditioned upon the approval of Proposal 1 above, to ratify the approval of the payment of compensation to each of the external directors that consists of (i) an annual fee of $30,000 and (ii) a one-time grant of options to purchase 36,662 of the Company’s ordinary shares, nominal value NIS 0.01 per share (“ordinary shares”), at an exercise price of $10.00 per share, subject to a four year vesting period and the other terms of the Company’s 2013 Share Incentive Plan.

The Board of Directors of the Company recommends that the Company’s shareholders approve each of the above proposals.

The presence in person or by proxy of two or more shareholders possessing at least twenty-five percent (25%) of the Company’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Wednesday, November 12, 2014 at the same time and place, unless otherwise determined by the Chairman of the Meeting. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each of the above proposals requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition to the simple majority described in the previous sentence, the approval of each proposal also requires that either:

•
the majority voted in favor of such proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In accordance with the regulations under the Companies Law and the requirements of the Articles, the Company is publishing notice of the Meeting in an international wire service on Wednesday, October 1, 2014. The proposals and details with respect to the Meeting will be described more fully in a proxy statement that the Company will send to its shareholders of record, which we urge you to read in its entirety.  That proxy statement and a related proxy card will also be furnished to the Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at  http://investor.macrocure.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Tuesday, October 7, 2014, at the registered office of the Company, 25 Hasivim Street Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-923-5556.

Shareholders of record at the close of business on Monday, October 6, 2014 are entitled to notice of, to participate in and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign a form of proxy and return it promptly in the pre-addressed envelope that will be provided, so as to be received not less than forty eight (48) hours in advance of the Meeting. No postage will be required if it is mailed in the United States to our United States transfer agent, Continental Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their ordinary shares at the Meeting.

If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares (including via www.proxyvote.com) or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

Joint holders of ordinary shares in the Company should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

The following exhibit is appended to this Report of Foreign Private Issuer on Form 6-K:

Exhibit No.	Description
99.1	Press Release issued by the Company on October 1, 2014, announcing the calling of the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: October 1, 2014	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Macrocure Ltd. on October 1, 2014, announcing the calling of the Meeting.